

October 13, 2023

Robin M. Raju
Chief Financial Officer
Equitable Financial Life Insurance Company of America
525 Washington Boulevard
Jersey City, New Jersey 07310

> **Re: Equitable Financial Life Insurance Company of America**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 333-65423**

Dear Robin M. Raju:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance